Exhibit 99.1

Aimia and Points Celebrate China Rewards Launch

China’s First Multi-Merchant Coalition Loyalty Program Launches Today

TORONTO, October 18, 2013 CNW Telbec/ - Building on last November’s announcement of a minority co-investment in China Rewards, Aimia Inc. (TSX: AIM) and Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, are pleased to announce the launch of China Rewards, the first coalition loyalty program in China that enables members to earn and redeem a common currency across all participating merchants.

"When we chose to invest in China Rewards, it was not only because we recognized the incredible opportunity to build the loyalty market in China, but also because we knew that in China Rewards and China Union Pay Merchant Services, we had found the right partners," commented Rupert Duchesne, Aimia's Group Chief Executive, " We share a common belief in the potential of the Chinese loyalty market and by leveraging the best of what each partner brings to the table today we are launching a program that will redefine the relationship that brands can have with their customers in China. "

Points' CEO Rob MacLean added "Today’s announcement is a celebration of the vision and commitment that China Rewards, and all partners, have shown in launching a program that will fundamentally transform loyalty in China.”

Mr. MacLean continued, "Unlike other programs in China, China Rewards will provide its members with access to all of the worldwide loyalty programs with whom we partner. By the end of this month, China Rewards’ points will join the growing list of major international loyalty currencies participating in our consumer Loyalty Wallet at www.points.com. Members will be able to both track and exchange their points with participating international hotel, airline and retail loyalty programs, giving them unparalleled transaction opportunities.”

With an unrivalled network of partners across the China consisting of leading retail brands in multiple sectors, China Rewards features many unique attributes:

  Convenience – no need for a membership card, as a member’s China Union Pay issued bankcard (credit card or debit card) is their membership card. China Union Pay's sales terminals can recognize and process members’ relevant information automatically. Moreover, members can register using China Union Pay terminals at participating merchants.
  High earn rate – significantly higher than banks’ points reward programs.
  Online and in-store – points can be earned and burned both online and in- store.
  International Exposure – China Rewards enables members to earn and redeem points around the world. Working with Points, China Rewards’ points can also be exchanged with participating loyalty currencies around the world including major airlines, hotel chains, and retailers at www.points.com.

“With global industry leading partners and a network of unrivalled retailers and brands in China, China Rewards is uniquely positioned to offer Chinese consumers a truly personal loyalty program that enables them to earn and redeem where and how they choose,” said China Rewards CEO, Cindy Wu - a seasoned executive with more than 20 years experience in the Chinese retail and loyalty industry. "Today we are celebrating not only all that we have accomplished over the past year, but moreover the opportunity that we see to create a truly exceptional loyalty experience for our clients and our members," added Ms. Wu.

About Aimia Inc.

Aimia Inc. ("Aimia") is a global leader in loyalty management. Employing more than 4,000 people in over 20 countries worldwide, Aimia offers clients, partners and members proven expertise in launching and managing coalition loyalty programs, delivering proprietary loyalty services, creating value through loyalty analytics and driving innovation in the emerging digital, mobile and social communications spaces.

Aimia owns and operates Aeroplan, Canada's premier coalition loyalty program, Nectar, the United Kingdom's largest coalition loyalty program and Nectar Italia. In addition, Aimia owns stakes in Air Miles Middle East, Mexico's leading coalition loyalty program Club Premier, Brazil's Prismah Fidelidade, and i2c, a joint venture with Sainsbury's offering insight and data analytics services in the UK to retailers and suppliers. Aimia also holds a minority position in Cardlytics, a US-based private company operating in transaction-driven marketing for electronic banking. Aimia is listed on the Toronto Stock Exchange (TSX: AIM). For more information, visit us at www.aimia.com.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"), including, without limitation, the expected launch of China Rewards. These statements are not historical facts but instead represent expectations, estimates and projections regarding future events. Although Points and Aimia believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points and Aimia do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information from Aimia, please contact:

Krista Pawley, Vice President, Global Communications
Krista.Pawley@aimia.com
+1 416 352 3794

For more information from Points International, please contact:

Points Media relations:
Danielle Mason
ThinkInk PR
T. 305.749.5342 x 235 or 416.628.9684
E. dmason@thinkinkpr.com

Points Investor relations: Laura Bainbridge/Kimberly Esterkin, Addo Communications
T. 310.829.5400
E. laurab@addocommunications.com; kimberlye@addocommunications.com